UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment no. 2

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51689

EXOBOX TECHNOLOGIES CORP.

(Exact name of registrant as specified in its charter)

5780 Avenida Robledal, Pensacola, Florida 32504   (850) 384-3009

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Common

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)              [   ]

               Rule 12g-4(a)(2)              [ X]

               Rule 12h-3(b)(1)(i)          [   ]

               Rule 12h-3(b)(1)(ii)         [   ]

               Rule 15d-6                       [   ]

Approximate number of holders of record as of the certification or notice date:   208

The Registrant hereby files this amendment to withdraw its Form 15 filed on July 2, 2013, as amended on august 19, 2013.  The Registrant will file delinquent reports and continue to submit required filings under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934 Exobox Technologies Corp., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 10, 2014         By: /s/ Shaun Irvine

Shaun Irvine, CEO